Exhibit 99.1

Shay Evron, CFO
Metalink Ltd.
Tel: 972-3-7111690
Fax: 972-3-7111691
Shay.Evron@il.gt.com

METALINK REPORTS 2015 FULL YEAR RESULTS

Tel-Aviv, Israel, March 13, 2016 - Metalink Ltd. (OTCQB: MTLK), today announced its unaudited financial results for the year ended December 31, 2015.

FINANCIAL RESULTS

Financial Highlights for the year 2015: Revenues for the year ended December 31, 2015 were $506,000, compared to revenues of $34,000 in the year ended December 31, 2014. Net profit for year ended December 31, 2015 was $42,000, or $0.016 per share, compared to net loss of $264,000, or $0.10 per share, for the year ended December 31, 2014.

Financial Income, Net: The net financial income for the year ended December 31, 2015, were $12,000 compared to $0 net financial income for the year ended December 31, 2014.

Cash Status: Metalink’s cash and cash equivalents as of December 31, 2015 were $4.57 million compared with $4.54 million as of December 31, 2014.

2016 OUTLOOK

In March 2015, Metalink completed the delivery and received payment for DSL products. This order marked the last order that Metalink will receive for DSL products, which were the subject of an "end of life" notice issued by the Company already in early 2008.

ABOUT METALINK

Metalink shares are quoted on OTCQB under the symbol “MTLK”. For more information, please see our public filings at the SEC's website at www.sec.gov.

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SAFE HARBOR STATEMENT

This press release contains “forward looking statements” within the meaning of the United States securities laws. Words such as “aim,” "expect," "estimate," "project," "forecast," "anticipate," "intend," "plan," "may," "will," "could," "should," "believe," "predicts," "potential," "continue," and similar expressions are intended to identify such forward-looking statements. Because such statements deal with future events, they are subject to various risks and uncertainties that could cause actual results to differ materially from those in the forward looking statements. Factors that could cause or contribute to such differences include, but are not limited to: nominal operations following the Lantiq transaction and the last order for DSL products; uncertainty as to our future business model and our ability to identify and evaluate suitable business opportunities; and our U.S. shareholders may suffer adverse tax consequences if we will be classified as a passive foreign investment company. Additional factors that could cause actual results to differ materially from these forward-looking statements are set forth from time to time in Metalink's filings with the Securities and Exchange Commission, including Metalink's Annual Report in Form 20-F. Readers are cautioned not to place undue reliance on forward-looking statements. Except as required by applicable law, the Company undertakes no obligation to republish or revise forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrences of unanticipated events. The Company cannot guarantee future results, events, and levels of activity, performance, or achievements.

(TABLES FOLLOW)

METALINK LTD.

CONSOLIDATED BALANCE SHEETS
(in thousands except share data)

	December 31,	December 31,
	2015	2014
ASSETS
Current assets
Cash and cash equivalents	$4,573	$4,537
Government institutions	2	17
Prepaid expenses	9	9
Inventories	-	176
Total assets	4,584	4,739

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Other payables and current liabilities	$169	$366
Total current liabilities	169	366

Shareholders' equity
Ordinary shares of NIS 1.0 par value (5,000,000 shares - authorized, 2,780,707 shares - issued and 2,690,857 shares - outstanding as of December 31, 2015 and December 31, 2014)	790	790
Additional paid-in capital	158,111	158,111
Accumulated deficit	(144,601)	(144,643)
	14,300	14,258

Treasury stock, at cost; 89,850 as of
December 31, 2015 and December 31, 2014	(9,885)	(9,885)
Total shareholders' equity	4,415	4,373
Total liabilities and shareholders' equity	$4,584	$4,739

METALINK LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share data)

	Year ended December 31,
	2015	2014
Revenues
	$506	$34
Cost of revenues	217	23

Gross profit (loss)	289	11

Sales and marketing	84	3

General and administrative	175	272

Operating loss	30	(264)

Financial income, net	12	-

Net loss	$42	$(264)

Per share data-

Basic and Diluted loss	$0.016	$(0.10)

Shares used in computing earnings (loss) per ordinary share:
Basic and Diluted	2,690,857	2,690,857